UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 23, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FTI Consulting, Inc.

File No. 001-14875- CF#21938

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       FTI Consulting, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on April 4, 2008.

       Based on representations by FTI Consulting, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

            Exhibit 2.1   through June 30, 2013

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                    Michael McTiernan
                    Special Counsel